



TES
IGE COMMISSION
. 20549

09058083

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ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-67858 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING     01/01/08     AND ENDING     12/31/08
        MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:     Enstream Capital Securities, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

100 Crescent Court, Suite 700
                                (No. and Street)

Dallas                       Texas                  75201
      (City)                      (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Daniel Mooney                                            214-468-0900
                                                        (Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

      McBee & Co., P.C.
                       (Name - if individual, state last, first, middle name)

      718 Paulus Avenue          Dallas          Texas         75214
         (Address)                 (City)            (State)        (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

## FOR OFFICIAL USE ONLY

---

\* Claims for exemption from the requirement that the annual report be covered by the
opinion of an independent public accountant must be supported by a statement of
facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form
diplays a currently valid OMB control number.**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 3 2009

BRANCH OF REGISTRATIONS
AND
EXAMINATIONS
03

SEC 1410 (06-02)

AB
3/18

## OATH OR AFFIRMATION

I, ___J. Daniel Mooney_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

___Enstream Capital Securities, LLC_____ , as

of ___December 31,_____ ,20 _08___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account

classified solely as that of a customer, except as follow:

___No Exceptions_____

_____

_____

Signature
President
Title

Notary Public

CICELY C. ESTORGA
Notary Public, State of Texas
My Commission Expires
February 24, 2010

This report ** contains (check all applicable boxes):

[X] (a) Facing page.

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Changes Cash Flows.

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors

[X] (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.

[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[X] (o) Independent auditors' report on internal accounting control

[ ] (p) Schedule of segregation requirements and funs in aggregation - customers' regulated commodity futures account pursuant to Rule 171-5

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**McBee & Co.**

A Professional Corporation
Certified Public Accountants

# ENSTREAM CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2008

AND

FOR THE YEAR THEN ENDED

AND

INDEPENDENT AUDITORS' REPORT

McBee & Co.



**McBee & Co.**

A Professional Corporation
Certified Public Accountants

## INDEPENDENT AUDITORS' REPORT

Enstream Capital Securities, LLC

We have audited the accompanying statement of financial condition of Enstream Capital Securities, LLC. (the "Company") as of December 31, 2008, and the related statements of income (loss) and changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financing reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enstream Capital Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 9, 2009

# ENSTREAM CAPITAL SECURITIES, LLC

### STATEMENT OF FINANCIAL CONDITION
### AS OF DECEMBER 31, 2008

. . . . . . . **ASSETS** . . . . . .

CURRENT ASSETS

| | | |
|---|---|---:|
| Cash (Note 4) | $ | 31,116 |
| Prepaid Expenses | | 3,800 |
| | TOTAL | $ 34,916 |

. . . . . . . **LIABILITIES AND MEMBER'S EQUITY** . . . . . . .

CURRENT LIABILITIES

| | | |
|---|---|---:|
| Accrued Expenses | $ | 3,400 |
| COMMITMENTS AND CONTINGENCIES (Note 5) | | |
| MEMBER'S EQUITY | | 31,516 |
| | TOTAL | $ 34,916 |

See Notes to Financial Statements

# ENSTREAM CAPITAL SECURITIES, LLC

STATEMENT OF INCOME (LOSS) AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

| | |
|---|---:|
| REVENUE | $ 15,000 |
| EXPENSES | |
| Operating, General, and Administrative Expenses (Note 6) | 50,573 |
| LOSS FROM OPERATIONS | (35,573) |
| OTHER INCOME | |
| Interest Income | 372 |
| NET LOSS | (35,201) |
| MEMBER'S EQUITY | |
| Beginning of Year | 60,572 |
| Contribution | 6,145 |
| End of Year | $ 31,516 |

See Notes to Financial Statements

# ENSTREAM CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR END DECEMBER 31, 2008

|  | 2008 |
|---|---|
| CASH FLOW FROM OPERATING ACTIVITIES | |
| Net Loss | $ (35,201) |
| Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities: | |
| Changes in Operating Assets and Liabilities Decrease (Increase) in: | |
| Prepaid Expenses | (3,800) |
| Accrued Expenses | 3,400 |
| Total Adjustments | (400) |
| Net Cash Used by Operating Activities | (35,601) |
| CASH FLOW FROM FINANCING ACTIVITIES | |
| Member's Contribution | 6,145 |
| Net Cash Provided by Financing Activities | 6,145 |
| NET DECREASE IN CASH | (29,456) |
| Beginning of Year | 60,572 |
| End of Year | $ 31,116 |

See Notes to Financial Statements

# ENSTREAM CAPITAL SECURITIES, LLC

## NOTES TO FINANCIAL STATEMENTS

### 1. ORGANIZATION AND NATURE OF BUSINESS

Enstream Capital Securities, LLC (the "Company') was incorporated in Texas, in 2007. The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas limited liability company that is a wholly-owned subsidiary of Enstream Capital Management, LLC (the "Parent").

### 2. SIGNIFICANT ACCOUNTING POLICIES

#### Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company limit its business to the selling of direct participation programs and maintain a special account for the exclusive benefit of its customers.

The Company is engaged in a single line of business as a securities broker-dealer dealing in mergers, acquisitions, and the private placement of securities throughout the United States.

#### Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

#### Fair Value of Financial Instruments

Cash, prepaid expenses and accrued expenses are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value.

(Continued) - 1

## Income Tax

The entity is taxed as a partnership for Federal income tax purposes. Accordingly, Federal income is taxed at the member level. The Company is subject to state franchise tax.

## 3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008 the Company had net capital of $27,716, which was $22,716 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.2 to 1.

## 4. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk include cash on deposit with one financial institution. Accounts are insured for up to $100,000 by the U.S. Federal Deposit Insurance Corporation. As of December 31, 2008 the balance was less than $100,000.

## 5. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

## 6. RELATED PARTY TRANSACTIONS

Certain Company's operating and general and administrative activities are performed by the Parent. The Company pays the Parent a monthly management fee. For the year ended December 31, 2008, the Company paid management fees to the Parent $27,200 which has been reflected in the accompany statement of operations and changes in member's equity, in operating, general and administrative expenses. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

-----------------------------------

SUPPLEMENTAL INFORMATION

# ENSTREAM CAPITAL SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2008

NET CAPITAL

| | |
|---|---|
| Total Member's Equity Qualified for Net Capital | $ 31,516 |
| Deductions | 3,800 |
| Net Capital | $ 27,716 |

AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts Payable and Accrued Expenses | $ 3,400 |
| Total Aggregate Indebtedness | $ 3,400 |

NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required | $ 5,000 |
| Excess net capital | $ 22,716 |
| Excess net capital at 1000% | $ 27,376 |

RATIO OF AGGREGATE INDEBTEDNESS
TO NET CAPITAL                                    0.2 TO 1

No material differences existed between the audited Computation
of Net Capital and the corresponding unaudited form X-17A-5,
Part IIA

See Notes to Financial Statements



**McBee & Co.**

A Professional Corporation
Certified Public Accountants

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
## OF A BROKER-DEALER CLAIMING AN EXEMPTION
## FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

Enstream Capital Securities, LLC:

In planning and performing our audit of the financial statements of Enstream Capital Securities, LLC (the "Company"), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices

(Continued) - 1

and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such

purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be used by anyone other than these specified parties.

February 9, 2009